SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-38303

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company Profit Sharing and Matched Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) - December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’S, P.C.

We have served as the Plan’s auditor since 2006.

Valhalla, New York
June 28, 2019

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS

Investments, at fair value	$343,164,597	$429,593,031

Receivables:
Notes receivable from participants	4,194,662	5,138,018
Participating employer contributions	11,167,417	14,264,678
Other receivables	2,187,257	—

Total receivables	17,549,336	19,402,696

Total assets	360,713,933	448,995,727

LIABILITIES
Due to The Savings & Investment Plan	51,492	—
Return of excess employee contributions	2,916	3,094

Total liabilities	54,408	3,094

NET ASSETS AVAILABLE FOR BENEFITS	$360,659,525	$448,992,633

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS:

Net investment income (loss):
Interest and dividend income	$12,427,488
Net depreciation in fair value of investments	(36,142,091)

Net investment loss	(23,714,603)

Interest income on notes receivable from participants	232,924

Contributions:
Participating employers	11,167,417
Other contributions	2,187,257
Participants	18,053,909
Rollovers	2,078,237

Total contributions	33,486,820

Other additions	340,929

Total additions	10,346,070

DEDUCTIONS:
Benefits paid to participants	49,584,295
Administrative and investment expenses	392,400
Net asset transfers out	48,702,483

Total deductions	98,679,178

DECREASE IN NET ASSETS	(88,333,108)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	448,992,633

End of year	$360,659,525

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was originally adopted on December 31, 1942 and was most recently amended and restated on January 21, 2016 in accordance with the Internal Revenue Service (“IRS”) cyclical determination letter procedures for individually designed plans.

General

The Plan is a defined contribution plan sponsored by J. Walter Thompson Company LLC (the “Company” or “JWT”), subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bank of America, N.A. (“BOA”) is the Trustee and Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“Merrill”) is the Record Keeper of the Plan.

Contributions/Eligibility

Deferred Contributions

Participating employees may contribute between 1% and 50% of their eligible compensation (up to the annual federal dollar limit for these contributions) to the Plan as employee elective deferral contributions (“Deferred Contributions”). For Plan years 2018 and 2017, eligible compensation is limited to $275,000 and $270,000, respectively. The maximum Deferred Contributions established by the IRS was $18,500 and $18,000 for the years 2018 and 2017, respectively. Deferred Contributions may be made by all eligible U.S. employees of J. Walter Thompson Company LLC, J. Walter Thompson U.S.A., LLC, GTB Agency, LLC, GTB Stat, LLC, JWT Specialized Communications, LLC, Team Garage LLC, Mirum LLC, Public Relations & Intl. Sports Marketing, Inc., Direct.com LLC, SCPF America LLC, Santo USA LLC and iStrategyLabs, LLC, (each an indirect wholly-owned subsidiary of WPP plc, each a “Participating Employer”, and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.

Catch-up Contributions

Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as Catch-up Contributions (“Catch-up Contributions”) in accordance with the Internal Revenue Code (“IRC”). The maximum amount of Catch-up Contributions for the years ended December 31, 2018 and 2017, was $6,000.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF THE PLAN – (continued)

Matching Contributions

Each Participating Employer determines annually whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan. Matching Contributions may be made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. Catch-up Contributions are not eligible for Matching Contributions.

Profit Sharing Contributions

Each Participating Employer, except for JWT Specialized Communications, LLC, may make a discretionary Profit Sharing Contribution (“Profit Sharing Contribution”) to their eligible employees’ Plan accounts. Eligible employees must have completed two years of qualifying service before incurring a one year break in service, as defined by the Plan. Profit Sharing Contributions under the Plan are determined annually by the relevant Participating Employer and are allocated to each participant employed by the Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan.

Rollover Contributions

An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan (“Rollover Contributions”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) any employer contributions and (b) Plan earnings (losses) and is charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments

Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers a number of mutual funds, a common collective trust, the MRJ Value Equity Fund, and a WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

Vesting

Deferred Contributions, Catch-up Contributions, Rollover Contributions, Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable. Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service.

Forfeited Accounts

At December 31, 2018 and 2017, forfeited non-vested accounts totaled $272,948 and $467,698, respectively. These amounts will be used to reduce future employer contributions or pay Plan expenses. In 2018, employer contributions were reduced by $404,439 from forfeited non-vested accounts.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF THE PLAN – (continued)

Notes Receivable from Participants

The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance and no more than four loans may be outstanding at any given time.

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. The notes are secured by the balance in the participant’s account and bear interest at 1% above the prime rate as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. When loans are repaid the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. At December 31, 2018, interest rates ranged from 4.25% to 9.25% for outstanding loans.

Payment of Benefits

Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. Upon termination, vested account balances between $1,000 and $5,000, will be automatically rolled over into a Merrill Lynch IRA. Vested account balances below $1,000 will automatically paid to the participant in a lump sum distribution. In addition, upon reaching age 59 1⁄2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Matching Contributions, Deferred Contributions, Catch-up Contributions, and Profit-Sharing Contributions, including earnings thereon. In addition, Rollover Contributions may be withdrawn at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. If a participant does not make loan repayments and the Plan Administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2018 and 2017 excess contributions to the applicable participants prior to March 15, 2019 and March 15, 2018, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative and Investment Expenses

Certain administrative and investment expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Date of Management’s Review of Subsequent Events

The Plan’s management has evaluated subsequent events through June 28, 2019, which is the date the financial statements were available to be issued.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the FASB Accounting Standards Codification 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds

The mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

WPP Stock Fund

The fair value of the WPP Stock Fund is based on quoted NAV’s of the WPP plc ADSs held by the Plan at year-end.

MRJ Value Equity Fund

The fair value of the MRJ Value Equity Fund, which is not traded in an active market, is based on the fair value of the underlying investments.

Wells Fargo Stable Value Fund C

The investment in the Wells Fargo Stable Value Fund C, which is solely invested in the Wells Fargo Stable Return Fund G, is composed primarily of fully benefit-responsive investment contracts that are valued at the NAV of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require sufficient notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

3.	FAIR VALUE MEASUREMENTS – (continued)

Wells Fargo Stable Value Fund C – (continued)

The Wells Fargo Stable Value Fund C, included in the tables below, files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity. Accordingly, certain disclosure requirements under FASB ASU 2015-12 with respect to investment strategies for investments measured using the net asset value practical expedient are not required in this report.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Total
Mutual funds	$257,074,017	$—	$257,074,017
MRJ Value Equity Fund	—	43,889,420	43,889,420
WPP Stock Fund	3,504,154	—	3,504,154
Cash equivalent and accrued income	20,206	—	20,206

Total investments in the fair value hierarchy	260,598,377	43,889,420	304,487,797

Investment in Wells Fargo Stable Value Fund C (a)	—	—	38,676,800

Investments at fair value	$260,598,377	$43,889,420	$343,164,597

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Total
Mutual funds	$319,266,636	$—	$319,266,636
MRJ Value Equity Fund	—	55,496,708	55,496,708
WPP Stock Fund	8,273,046	—	8,273,046
Cash equivalent and accrued income	287,581	—	287,581

Total investments in the fair value hierarchy	327,827,263	55,496,708	383,323,971

Investment in Wells Fargo Stable Value Fund C (a)	—	—	46,269,060

Investments at fair value	$327,827,263	$55,496,708	$429,593,031

(a)

In accordance with FASB Subtopic 820-10, certain investments that are measured at NAV (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

3.	FAIR VALUE MEASUREMENTS – (continued)

Investments Measured at Fair Value Using the Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient for the Wells Fargo Stable Value Fund C as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

As of December 31, 2018
Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
$38,676,800	Not applicable	Daily	12 months

As of December 31, 2017
Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
$46,269,060	Not applicable	Daily	12 months

4.	TAX STATUS

The IRS has determined and informed the Company by a letter dated April 6, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is currently undergoing a large plan audit conducted by the IRS for the 2016 Plan year. Plan management has indicated that they do not believe there is any material liability to the Plan based on their communications with IRS representatives.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. The Plan held 63,944 WPP plc ADSs in the WPP Stock Fund valued at $3,504,154 at December 31, 2018, and at December 31, 2017 the Plan held 91,354 WPP plc ADSs in the WPP Stock Fund valued at $8,273,046.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

In December 2018, a cash transfer in the amount of $51,492 representing employee contributions and loan repayments for certain participants who transferred out of the Plan, was paid to the Plan in error, and belonged to a plan of an affiliate. This amount was returned to the correct plan in February 2019.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Matching Contribution portion of their account.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	NET ASSET TRANSFERS

During 2018, the Plan transferred $49,233,835, representing the Plan accounts of employees of Data Alliance, Inc., coretech USA LLC, and WPP Group USA, Inc. to The Savings & Investment Plan, a qualified plan sponsored by an affiliate of the Company. Effective January 1, 2018, iStrategyLabs, LLC became a participating employer and transferred all participant account balances into the Plan in the amount of $531,352.

9.	OTHER RECEIVABLES

As of December 31, 2018, an amount of $2,187,257 has been recorded as other receivables representing the compensation received from the demutualization of an insurance company relating to an annuity contract previously held by the Plan, and interests in certain real property held by the Plan, which amounts were not reflected in the Statement of Net Assets in prior years. When these amounts are deposited to BOA, they will be allocated under the Plan, consistent with the terms of the Plan and applicable law.

*****

EIN: 13-1378860	J. WALTER THOMPSON COMPANY PROFIT SHARING
PN: 010	AND MATCHED SAVINGS PLAN

Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year) December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	WPP Stock Fund
*	WPP plc	American Depositary Shares	**	$3,504,154

	Common Collective Trust
	Wells Fargo Stable Value Fund C	Common Collective Trust	**	38,676,800

	Mutual Funds
	JP Morgan Gov’t Bond Fund Select	Mutual fund	**	32,822,045
	MFS International Diversification Fund	Mutual fund	**	43,103,533
	PIMCO Total Return Fund	Mutual fund	**	41,352,864
	T. Rowe Price Inflation Prot. Bond Fund	Mutual fund	**	6,033,547
	T. Rowe Price Institutional Mid Cap Fund	Mutual fund	**	22,268,797
	T. Rowe Price Institutional Lg Fund	Mutual fund	**	41,734,377
	Vanguard Equity Income Fund	Mutual fund	**	91,750
	Vanguard Institutional Index Fund	Mutual fund	**	30,891,109
	Vanguard Selected Value Fund	Mutual fund	**	17,760,464
	Wasatch Core Growth Fund	Mutual fund	**	8,247,599
	Wells Fargo Special Small Value Fund	Mutual fund	**	12,767,932

	Total mutual funds			257,074,017

	MRJ Value Equity Fund	Stock Fund	**	43,889,420

	Cash equivalent and accrued income			20,206

	Total Investments			343,164,597

	Notes receivable from participants	Interest rates from 4.25% - 9.25%
		maturing through August 2038		4,194,662

	Total Assets Held at End of Year			$347,359,259

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 28, 2019	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm